Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No. 333-60700 and No. 333-56370) on Form S-8 of CH2M HILL Companies, Ltd. of our report dated October 30, 2007, with respect to the consolidated balance sheets of VECO Corporation and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2007, which report is included in the Current Report on Form 8-K/A of CH2M HILL Companies, Ltd. dated October 30, 2007.

As discussed in note 2, the consolidated financial statements of VECO Corporation and subsidiaries as of March 31, 2006 and for the years ended March 31, 2006 and 2005, have been restated.

KPMG LLP

Anchorage, Alaska

October 30, 2007